02054974

) EXCHANGE COMMISSION
TON, D.C. 20549

;G PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

UF1-15-03

SEC FILE NO
8-45411

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 10/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

RBC Dain Rauscher Inc.

Official Use Only

FIRM ID. NO.

SEC MAIL RECEIVED DEC 30 2002 183

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

Dain Rauscher Plaza
60 South Sixth Street
(No. and Street)

Minneapolis	Minnesota	55402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deborah J. Kermeen — (612) 371-7995
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

One North Wacker Drive	Chicago	IL	60606
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 17 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Lisa A. Ferris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of RBC Dain Rauscher Inc. as of October 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Lisa A. Ferris
Executive Vice-President and
Chief Financial Officer

Notary Public

SARA J. RASMUSSEN
NOTARY PUBLIC - MINNESOTA
MY COMMISSION
EXPIRES JAN. 31, 2005

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
X	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
X	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
X	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

RBC Dain Rauscher Inc.

Consolidated Statement of Financial Condition

October 31, 2002

Available for Public Inspection

RBC Dain Rauscher Inc.

Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000

Report of Independent Accountants

To the Board of Directors and Shareholder of

RBC Dain Rauscher Inc.

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the consolidated financial position of RBC Dain Rauscher Inc. and subsidiaries (the "Company") at October 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This consolidated financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this consolidated financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated statement of financial condition taken as a whole. The information contained on pages 14 to 16 is presented for purposes of additional analysis and is not a required part of the basic consolidated statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated statement of financial condition taken as a whole.

PricewaterhouseCoopers LLP

December 16, 2002

RBC Dain Rauscher Inc.

Consolidated Statement of Financial Condition
October 31, 2002
(In Thousands, Except Share Information)

ASSETS	
Cash and cash equivalents	$ 157,273
Receivable from customers	1,205,889
Receivable from brokers, dealers and clearing organizations	348,461
Securities purchased under agreements to resell	173,834
Trading securities owned, at market value	669,481
Equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $28,211	28,450
Other receivables	145,084
Receivable from Parent and affiliates, net	23,919
Income taxes receivable	86,970
Goodwill, net of accumulated amortization of $21,311	128,879
Other assets	23,640
Total assets	$ 2,991,880
LIABILITIES AND SHAREHOLDER'S EQUITY	
Customer drafts payable	$ 105,019
Payable to customers	754,477
Payable to brokers, dealers and clearing organizations	490,647
Securities sold under agreements to repurchase	168,401
Trading securities sold, but not yet purchased, at market value	188,142
Accrued compensation	322,714
Long-term borrowings	100,000
Other accrued expenses	122,632
	2,252,032
Liabilities subordinated to claims of general creditors	240,000
	2,492,032
Shareholder's equity:	
Common stock ($.125 par value, 100,000 shares authorized, issued and outstanding)	13
Additional paid-in capital	302,250
Accumulated other comprehensive loss	(2,180)
Retained earnings	199,765
	499,848
Total liabilities and shareholder's equity	$ 2,991,880

The accompanying notes are an integral part of the consolidated statement of financial condition.

1. Nature of Business

RBC Dain Rauscher Inc. (the "Company") is a registered broker-dealer in securities and an introducing futures commission merchant. The Company is a member firm of the New York Stock Exchange, Inc. ("NYSE") and other securities and commodities exchanges. The Company is a wholly owned subsidiary of RBC Dain Rauscher Corp. (the "Parent"). The Parent is ultimately owned by Royal Bank of Canada ("RBC"). The Company offers full service brokerage and investment banking services to individual, institutional, corporate and government clients. Additionally, the Company conducts principal trading, primarily in municipal bonds and other fixed income securities. The Company also provides asset management services for its customers and clearing services to correspondent firms introduced through its RBC Dain Correspondent Services division. The Company carries all customer accounts of the correspondent brokers and extends margin credit to these customers.

On March 11, 2002, the Company merged two broker-dealers owned by the Parent as a result of the October 31, 2001 acquisition of Tucker Anthony Sutro ("TAS"). This merger between related parties was recorded at the predecessor basis of the assets and liabilities in a manner similar to a pooling of interests, which resulted in an increase in additional paid-in capital and retained earnings of $204.7 million and $53 million, respectively. Concurrent with the merger, the two TAS broker-dealers withdrew their broker-dealer registrations and were liquidated into the Company.

Effective January 1, 2002, the Company changed its year end from December 31 to October 31 to conform with that of RBC.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated statement of financial condition includes the Company and two wholly-owned immaterial subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in depository accounts with other financial institutions and money market investments with original maturities of 90 days or less.

Securities Transactions

Securities transactions and the related commission revenue and expense are recorded on a settlement date basis, which is not materially different than if transactions were recorded on trade date.

Trading securities owned and trading securities sold, but not yet purchased, including derivative financial instruments, are stated at market value. The Company marks securities to market and includes resulting unrealized gains and losses in revenue from principal transactions. The Company

determines market value by using public market quotations, quoted prices from dealers or recent market transactions, depending upon the underlying security.

The Company may, from time to time, receive equity instruments as compensation for certain underwriting transactions. The Company accounts for these instruments as investments at fair value and includes them in other assets. The Company also has venture capital investments in securities that are currently non-marketable. These securities, which are accounted for at fair value, are also included in other assets. Management has determined that, when the investments remain restricted, cost generally approximates fair value and when the restrictions expire on these investments or they are otherwise readily marketable, the Company uses public market quotations to determine fair value. At October 31, 2002, the fair value of these equity instruments and venture capital investments was $5.5 million.

Resale and Repurchase Transactions

Securities sold under agreements to repurchase (repurchase agreements) or purchased under agreements to resell (resale agreements) are accounted for as collateralized financing transactions. The Company records these agreements at the contract amount at which the securities will subsequently be resold or reacquired, plus accrued interest. These agreements provide for termination by the Company or its counterparties on short notice. It is the policy of the Company to obtain possession of collateral with a market value equal to, or in excess of, the principal amount loaned under resale agreements. The Company is typically required to pledge collateral with a market value equal to, or in excess of, the principal amount received under repurchase agreements. Collateral is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate.

Investment Banking and Underwriting Revenue

Underwriting management fees and the related selling concessions are recorded when the transaction is complete and the Company's revenue is reasonably determinable (generally trade date). Underwriting fee revenue is recorded when determinable, generally 90 days after the transaction closes. Merger and acquisition and other advisory fees are recorded when earned and determinable.

Receivable From and Payable to Customers

Amounts receivable from customers are primarily margin balances. Other customer receivables and payables result from cash transactions. The Company does not include in its consolidated statement of financial condition the securities owned by customers or the securities sold short by customers.

Other Receivables

Included in other receivables are forgivable loans made to financial consultants and other revenue-producing employees, typically in connection with their recruitment. These loans are forgivable based on continued employment and are amortized over the term of the loan, which is generally three to eight years, using the straight-line method.

Depreciation and Amortization

Furniture and equipment are depreciated using the straight-line method over estimated useful lives of two to eight years. Leasehold improvements are amortized over the lesser of the estimated useful life of the improvement or the term of the lease.

Goodwill

Goodwill is primarily related to the 1998 acquisition of Wessels, Arnold & Henderson, LLC. Until December 31, 2001, the Company amortized this goodwill on a straight-line basis over 25 years. Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" and, as a result, stopped amortizing goodwill. In management's opinion, no impairment exists as of October 31, 2002.

Income Taxes

The Company is included in the consolidated income tax returns filed by the Parent with certain affiliates. The Company's provision for income taxes is recorded on the basis of filing a separate income tax return. Income taxes currently payable or receivable are paid to or received from the Parent.

The Company determines deferred tax liabilities and assets based on the differences between the financial statement and tax bases of assets and liabilities. In accordance with its tax sharing agreement, the Company settles these deferred tax assets/liabilities with the Parent on a net basis with currently payable/receivable taxes; therefore, at October 31, 2002, no deferred tax or related assets/liabilities are recorded by the Company.

Fair Value of Financial Instruments

Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature, approximate fair value. The fair value of the Company's borrowings, if recalculated based on current interest rates, would not differ significantly from the amounts recorded at October 31, 2002.

Use of Estimates

The Company has made estimates and assumptions in reporting certain assets and liabilities and the disclosure of contingent liabilities in preparing this consolidated statement of financial condition, in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

3. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

	October 31, 2002 (in thousands)
Receivable from brokers, dealers and clearing organizations:	
Deposits for securities borrowed	$ 320,251
Securities failed to deliver	22,828
Clearing organizations, correspondent brokers and other	5,382
	$ 348,461
Payable to brokers, dealers and clearing organizations:	
Deposits for securities loaned	$ 406,960
Securities failed to receive	63,291
Clearing organizations, correspondent brokers and other	20,396
	$ 490,647

Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received by the Company or its counterparties subsequent to settlement date. Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received in connection with the transaction. The Company or its counterparties may terminate these transactions on short notice. Securities borrowed transactions require the Company to deposit cash as collateral with the lender. With respect to securities loaned, the Company receives cash as collateral. The initial collateral advanced or received has a market value equal to or greater than the market value of the securities borrowed or loaned. The Company monitors the market value of the securities borrowed and loaned on a daily basis and requests additional collateral or returns excess collateral.

4. Trading Securities

The market values of trading securities at October 31, 2002 are summarized as follows (in thousands):

Owned:	
Municipal securities	$ 273,598
U.S. Government and Government agency securities	271,574
Corporate fixed income and other securities	118,359
Equity securities	5,950
	$ 669,481
Sold, but not yet purchased:	
U.S. Government and Government agency securities	$ 174,714
Corporate fixed income and other securities	13,428
	$ 188,142

Trading securities owned includes $172.1million of U.S. Government and Government agency securities that were subject to repurchase agreements at October 31, 2002. Trading securities sold, but not yet purchased includes $168.8 million of U.S Government and Government agency securities that were subject to resale agreements at October 31, 2002.

5. Long-Term Borrowings

The Company has a $100 million term loan agreement with RBUS LLC, an RBC affiliate. The loan matures on August 10, 2006 with no scheduled principal payments until maturity. Interest is paid quarterly and is based on the 90-day LIBOR rate plus 0.325%.

6. Liabilities Subordinated to Claims of General Creditors

The Company has a five-year $240 million subordinated debt agreement with RBUS LLC. The subordinated debt matures in April 2006 with no scheduled principal payments until maturity. Interest is paid quarterly and is based on the 90-day LIBOR rate plus 0.775%.

The liabilities subordinated to claims of general creditors are covered by agreements approved by the NYSE and are available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent such borrowings are required for the Company's continued compliance with minimum net capital requirements (Note 7), they may not be repaid.

7. Regulatory Requirements

As a broker-dealer and member firm of the NYSE, the Company is subject to the Uniform Net Capital Rule (the "Rule") of the Securities and Exchange Commission (the "SEC"). The Rule is designed to measure the general financial integrity and liquidity of a broker-dealer and the minimum net capital deemed necessary to meet the broker-dealer's continuing commitments to customers. The Rule provides for two methods of computing net capital. The Company uses what is known as the alternative method. Under this method, minimum net capital is defined as the greater of $1 million or 2% of aggregate debit items from customer transactions. In addition to the SEC rule, the NYSE may also require a member organization to reduce its business if net capital is less than 4% of aggregate debit items and may prohibit a member firm from expanding its business and declaring cash dividends if its regulatory net capital is less than 5% of aggregate debit items. Failure to maintain the required net capital may subject a firm to suspension or expulsion by the NYSE, the SEC and other regulatory bodies and may ultimately require its liquidation. The Company has at all times maintained its net capital above both SEC and NYSE required levels. At October 31, 2002, the Company had net capital of $237.9 million, or 18.94% of aggregate debit items, which was $212.8 million in excess of 2% of aggregate debit items and $175.1 million in excess of 5% of aggregate debit items. The Company is also subject to the minimum financial requirements of the Commodity Exchange Act (the "CEA"). Based on the Company's commodity activity the CEA requirements are less restrictive than those of the SEC.

Additionally, the Company computes a reserve requirement for the proprietary accounts of introducing brokers ("PAIB"). At October 31, 2002, the Company's PAIB deposit requirement was met by excess debits in the reserve formula.

Rule 15c3-3 of the Securities Exchange Act of 1934 specifies when broker-dealers carrying customer accounts may be required to maintain cash or qualified securities in a special reserve account for the exclusive benefit of customers. At October 31, 2002, the Company was not required to maintain a balance in the special reserve account.

8. Commitments and Contingent Liabilities

Leases

The Company leases office space, furniture and communications and information technology equipment under several non-cancelable operating leases. Most office space lease agreements include rate increases and cover payment of real estate taxes, insurance and other expenses of occupancy.

Aggregate minimum rental commitments as of October 31, 2002 are as follows (in thousands):

12 Months Ended October 31,	
2003	$ 52,063
2004	44,446
2005	39,939
2006	32,260
2007	19,654
Thereafter	33,340
Total minimum lease payments	$ 221,702

Litigation

The Company is a defendant in various actions, suits and proceedings before courts, arbitrators and governmental agencies. Certain of these actions, including those described below, claim substantial damages and could have a material adverse effect on the Company's consolidated financial condition and/or consolidated results of operations, should these matters not be resolved favorably. While the outcome of any litigation is uncertain, management believes, based in part upon consultation with legal counsel, that the resolution of all matters pending or threatened against the Company will not have a material adverse effect on the Company's consolidated financial condition.

The Company is involved in three actions concerning The Midwest Life Insurance Company ("MWL"). MWL, a former subsidiary the Company acquired in 1980 and sold in early 1986, issued annuities that were sold primarily through the private client sales force of Dain Bosworth Incorporated, a predecessor broker-dealer. MWL was sold twice subsequent to its 1986 sale by the Company, was relocated from Nebraska to Louisiana by its final owner, Southshore Holding Corp., ("Southshore") and was declared insolvent and ordered liquidated by the State of Louisiana in August 1991. Suits against the Company by policyholders and state guaranty associations (which had reimbursed most policyholder losses) followed. The Company settled certain of these cases in late 1998 and early 1999 for a total of approximately $44 million.

The first of the remaining MWL cases was brought against the Company by the liquidator of MWL and is pending in federal court in Louisiana. The complaint alleges violations of the Racketeer Influenced and Corrupt Organizations Act ("RICO") and certain state law claims. The plaintiff is seeking to recover in excess of $59 million in compensatory damages, plus treble damages under RICO, interest, costs, attorneys' fees and other relief. The complaint challenges certain coinsurance transactions between MWL and Central National Life Insurance Company ("Central National," also a defendant) in 1980 and the subsequent reporting of those transactions.

The court referred all claims against Central National to binding arbitration and stayed all proceedings concerning the claims against the Company, including resolution of the Company's

motion to dismiss, pending resolution of the Central National claims. In October 2001, prior to commencement of the arbitration, Central National settled all claims against it for a payment of $1.2 million to the liquidator. The stay on the Company proceedings was lifted and currently the Company's motion to dismiss is pending.

In the second case, filed in November 1999, the Company seeks to recover from the State of Louisiana the amounts the Company paid in settlement of claims against it, on the ground that intentional and other acts of officials of the Louisiana Insurance Department and the Louisiana Office of Financial Institutions caused the demise of MWL and the Company's losses. The case is pending in the Louisiana state courts. The State has counterclaimed for attorney's fees and losses it may incur in the litigation described below.

In the third and final case, individual Louisiana residents who held MWL policies and other policies issued by companies affiliated with Southshore sued the State, also on the ground that intentional and other acts of officials of the Louisiana Insurance Department and the Louisiana Office of Financial Institutions caused the demise of MWL and their losses. This case began in 1992 and during 2001 the State of Louisiana brought in the Company as a third party defendant. The State recently amended its pleadings to limit its claim to losses related to Midwest Life policyholders only (approximately $1,000,000). The case is set for trial in February 2003.

9. Off-Balance Sheet Risk

The Company may enter into transactions involving derivative financial instruments. Derivative financial instruments are defined as a futures, forward, swap, floor, collar or option contract. Generally, a derivative represents a future commitment to purchase or sell a financial instrument at specific terms and dates. These financial instruments may have market or credit risk, which is not reflected in the market values included on the consolidated statement of financial condition.

The Company has risk management policies that limit the size and risk of securities owned and securities sold, not yet purchased. These policies include a risk point methodology, which assigns risk points to certain inventories based on modified duration (adjusts all securities to a one-year maturity). The Company also monitors inventories for factors that include credit and concentration risk, contract length and inventory age. These inventories are held primarily for distribution to individual and institutional clients in order to meet those clients' needs. The Company does not enter into derivative financial instruments with off-balance-sheet risk other than those described in this footnote. The Company utilizes these types of derivatives to manage risk exposure.

Market Risk

As part of its broker-dealer activities, the Company purchases and sells a variety of cash and derivative financial instruments in order to reduce exposure to market risk. Market risk includes changes in interest rates, currency exchange rates, indices or value fluctuations in the underlying financial instruments. The Company's hedging strategy involves the purchase and sale of derivative financial instruments to offset market risk associated with other transactions. The Company regularly sells securities not yet purchased (short sales) for its own account, primarily to hedge fixed income trading securities. Short positions may expose the Company to market risk in the event prices increase, as it may be obligated to acquire the securities at prevailing market prices.

The Company uses notional (contract) amounts to measure derivative activity. Notional amounts are not included on the Company's consolidated statement of financial condition, as these contract amounts are not actually paid or received. Notional amounts allow the Company to calculate the cash flows to be exchanged and its involvement in any particular type of financial instrument; however, these amounts are not indicative of overall market risk.

The Company may also pledge customers' securities as collateral for bank loans, securities loaned, or to satisfy margin deposit requirements of various exchanges. In the event the Company's counterparty is unable to return the securities pledged, the Company might need to acquire the securities at prevailing market prices. In the case of repurchase agreements, the Company risks holding collateral at a market value less than that of the related pledged securities. To control these risks, the Company monitors the market value of securities pledged and requires adjustments of collateral levels when necessary.

Credit Risk

The notional amounts of derivative instruments also do not represent the Company's potential risk from counterparty nonperformance. The Company periodically offsets its market risk resultant from fixed income trading by entering into financial futures or option contracts. Transactions in futures contracts are conducted through regulated exchanges, which guarantee performance of counterparties and are settled in cash on a daily basis, minimizing credit risk. Management believes that the Company's exposure to credit risk is represented by the fair value of trading securities owned.

Customer Activities

In the normal course of business, the Company executes, settles and finances customer securities transactions. Customers' securities activities are transacted on either a cash or margin basis. The Company may be required to borrow securities in order to meet settlement requirements from customer short sale activity. As part of these customer transactions, the Company also executes option contracts. The risk with these transactions is that customers may fail to satisfy their obligations, requiring the Company to purchase or sell various financial instruments at prevailing market prices to fulfill customer obligations.

The Company mitigates risk by requiring customers to maintain margin collateral in compliance with both regulatory and internal guidelines. The Company monitors necessary margin levels daily and requires customers to either deposit additional collateral or reduce margin positions. Market declines could reduce the value of collateral to below the amount the Company has loaned, plus interest, before the Company is able to sell the collateral, but due to daily monitoring of valuations and the amount of collateral the Company requires, management believes this risk to be minimal.

Deferred Compensation Hedge

As described in Note 12, the Company has entered into a total return swap. Management monitors exposure on this transaction by evaluating the effectiveness of this hedge on a monthly basis.

10. Related Party Transactions

The Company receives certain fees from an affiliated asset manager for sales of money market fund shares. The Company's customers are the sole investors in these money market funds. Under an informal agreement, this affiliate compensates the Company based on a percentage of net assets of these money market funds.

The Company engages in activities with RBC affiliates, mainly RBUS LLC. The Company entered into a five-year $240 million subordinated debt agreement (Note 6) and a $100 million term loan agreement (Note 5) with RBUS LLC. Also, in the normal course of business, the Company enters into stock borrow and stock loan transactions with RBC Dominion Securities Corp. The value of these activities at October 31, 2002 totaled $106.2 million and $4.3 million, respectively. The Company has also entered into a total return swap with an RBC affiliate (Note 12).

11. Employee Benefit Plans

The Company sponsors a retirement plan that covers substantially all full-time employees. Participants may contribute, on a pretax basis, up to 25% of their eligible compensation subject to certain aggregate limitations. Additionally, participants may contribute up to another 5% of eligible compensation on an aftertax basis. Once eligible, the Company matches 100% of the first 3% of eligible pretax compensation. At the end of each year, an additional variable matching contribution is determined. The matching rate is applied against the first 3% of eligible pretax compensation and can range from 0% up to 200%. The fixed and variable matching contributions are invested at the direction of the participants.

12. Retention Bonus Pool

In connection with the acquisition of the Parent by RBC, certain officers and key employees of the Company were selected to participate in a retention bonus pool (the "Pool"). Participants in the Pool were granted units on January 10, 2001, with an aggregate value of $200 million based on the value of RBC common stock at that date. The units fluctuate in value based upon the value of RBC common stock and will be paid in cash upon vesting. These units vest over a period of up to four years from the date of the agreement.

The Company's ultimate cash obligation for the units fluctuates based on the per share market value of RBC common stock. The Company has hedged its exposure to changes in value of RBC common stock by entering into a total return swap (the "Swap") with an affiliate of RBC. Under the Swap agreement, the Company pays interest to the counterparty at a rate based on LIBOR plus 0.32% on the notional value, as described in the Swap agreement, in exchange for receiving the rate of return of RBC common stock on the notional value. The Company recognizes other comprehensive income/loss for changes in the value of the Swap that relates to the hedged portion of the Pool that has not yet been recognized as compensation expense. For the ten months ended October 31, 2002, the Company recognized $2.5 million in expense, included in compensation and benefits in the consolidated statement of operations, related to the swap. An additional $0.9 million of expense associated with the Swap is reflected in other comprehensive loss.

Also, in connection with the Parent's acquisition of TAS, certain officers and key employees of TAS were granted cash retention awards on October 31, 2001, with an aggregate value of $100 million. These awards are being expenses and paid out evenly over the expected service periods of three or four years from the date of the agreement.

13. Income Taxes

In accordance with the inter-company tax sharing agreement, the Company calculates its tax benefit on a separate company basis and the total amount of taxes payable or receivable (current and deferred) are recorded on a net basis. The Company's effective tax rate differs from the statutory federal rate primarily due to state taxes.

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities relate primarily to compensation accruals not currently deductible, reserves maintained for accounting purposes and goodwill.

SUPPLEMENTAL SCHEDULES

RBC Dain Rauscher Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

October 31, 2002 (In Thousands)

Net capital:	
Total shareholder's equity	$ 499,848
Additions:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	240,000
Total capital and allowable subordinated liabilities	739,848
Deductions and other charges:	
Nonallowable assets:	
Goodwill, net of accumulated amortization	128,879
Equipment and leasehold improvements, net of accumulated depreciation and amortization	28,450
Loans and advances	92,853
Income taxes receivable	86,970
Underwriting receivables	5,351
Prepaid expenses	10,295
Other receivables and other assets	70,969
Total nonallowable assets	423,767
Charges relating to security accounts:	
Haircuts on trading securities	65,102
Control and restricted loans	718
Aged transfers	3,204
Aged fails to deliver (82 items)	725
Other	8,432
Total charges relating to security accounts	78,181
Net capital	$ 237,900
Minimum net capital required (the greater of $1.0 million or 2% of aggregate debit items as shown in the Formula for Reserve Requirements pursuant to Rule 15c3-3 of the Securities and Exchange Commission)	$ 25,121
Excess net capital	$ 212,779
Percentage of net capital to aggregate reserve formula debit items	18.94%

Note: There are no material differences between this computation and that filed by the Company on its amended Securities and Exchange Commission unaudited Form X-17A-5 as of October 31, 2002.

RBC Dain Rauscher Inc.

Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

October 31, 2002
(In Thousands)

Credit balances:	
Free credit balances and other credit balances in customers' security accounts	$ 785,299
Monies borrowed collateralized by customer securities	73,747
Monies payable against customers' securities loaned	148,223
Customers' securities failed to receive (including credit balances in continuous net settlement accounts)	64,281
Credit balances in firm accounts which are attributable to principal sales to customers	14,994
Market value of short securities and credits in all suspense accounts over 7 days	2,169
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	3,204
Other	1,206
Total credits	1,093,123
Debit balances:	
Debit balances in customers' cash and margin accounts, excluding unsecured and partly secured accounts and accounts doubtful of collection	1,124,226
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	42,834
Customers' securities failed to deliver not older than 30 calendar days (including debit balances in continuous net settlement accounts)	15,226
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts	73,747
Aggregate debit items	1,256,033
Less 3%	37,681
Total debits	1,218,352
Excess of total debits over credits	$ 125,229
Total cash or qualified securities held in a "Special Reserve Bank Account" for the benefit of customers At October 31, 2002	$ -

Note: There are no material differences between this computation and that filed by the Company on its amended Securities and Exchange Commission unaudited Form X-17A-5 as of October 31, 2002.

RBC Dain Rauscher Inc.

Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

October 31, 2002
(In Thousands, except number of items)

1. Customers' fully paid securities and excess margin securities not in the Company's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3.	$ 189
A. Number of items	12
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ 1,231
A. Number of items	70

Note: There are no material differences between this computation and that filed by the Company on its amended Securities and Exchange Commission unaudited Form X-17A-5 as of October 31, 2002.

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000

Report of Independent Accountants on Internal Control Required
By SEC Rule 17a-5 and CFTC Regulation 1.16

To the Board of Directors and Shareholder of
RBC Dain Rauscher Inc.

In planning and performing our audit of the consolidated financial statements and supplementary schedules of RBC Dain Rauscher Inc. (the "Company") for the ten months ended October 31, 2002, we considered its internal controls, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") and Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC") (collectively, the "Commissions"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;
5. Making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

Because the Company does not carry commodity accounts for customers or perform custodial functions relating to customer's commodity accounts, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations; and
2. Making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

PRICEWATERHOUSECOOPERS

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commissions' above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16 list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal controls, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2002 to meet the Commissions' objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the New York Stock Exchange, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, or Regulation 1.16 under the Commodity Exchange Act, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

December 16, 2002